Exhibit 99.1

Forward-Looking Information

Fortis includes "forward-looking information" in this presentation within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, collectively referred to as "forward-looking information". Forward-looking information included in this presentation reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which include, without limitation: targeted average annual dividend growth through 2023; statements related to the sale of the Corporation's interest in the Waneta Expansion, including the expected timing of closing and expected benefits; the Corporation's forecast capital expenditures for the period 2019 through 2023 and potential funding sources for the capital plan; the Corporation's forecast rate base for the period 2019 through 2023; targeted debt ratios for the period 2019 through 2023; expected improvements to the Corporation's credit metrics; the expectation that the Corporation will maintain its investment-grade credit ratings; the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions; and the nature, timing and expected costs of certain capital projects including, without limitation, the Wataynikaneyap Transmission Power Project, ITC Multi-Value Regional Transmission Projects and 34.5 to 69 kV Transmission Conversion Project, UNS Energy Gila River Natural Gas Generating Station Unit 2, Southline Transmission Project and New Mexico Wind Project, FortisBC Lower Intermediate Pressure System Upgrade, Eagle Mountain Woodfibre Gas Line Project, Transmission Integrity Management Capabilities Project and Inland Gas Upgrades Project and additional opportunities beyond the base capital plan.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such risk factors or assumptions include, but are not limited to: the implementation of the Corporation's five-year capital investment plan; no material capital project and financing cost overrun related to any of the Corporation's capital projects; sufficient human resources to deliver service and execute the capital program; the realization of additional opportunities; the impact of fluctuations in foreign exchange; the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation; reasonable decisions by utility regulators and the expectation of regulatory stability and no significant changes in laws and regulations that may materially negatively affect the Corporation and its subsidiaries. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information in this presentation is given as of the date of this presentation and Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Unless otherwise specified, all financial information referenced is in Canadian dollars and references to rate base refer to mid-year rate base.

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Barry Perry Fortis Inc. - President & CEO

4 2018 At A Glance – Executing on Organic Growth Strategy 5YR Historical Rate Base CAGR 20% Increase in 5 - YR Capital Plan 2018 Dividend Increase of 5.9% 6% Dividend Guidance Extended to 2023 1 st Sustainability Report Transitioned Key Leadership Positions Invested $3.2B at Our Regulated Utilities Delivered EPS of $2.59 Commenced Asset Sale Process

5 Asset Sale Funding Complete With Waneta Expansion Sale Definitive agreement with Colombia Power Corporation and Columbia Basin Trust to purchase 51% ownership for ~$1 Billion Transaction expected to close in Q2 2019 Expected to improve our credit metric outlook Asset sale component of the 5 - year funding plan now complete

73% $2.11 $2.33 Strong Financial Track Record 6 Adjusted EPS and Dividend Payout Ratio (1) 5 - year period ending 2018 and reflects adjusted EPS, a non - US GAAP measure. (2) Reflects adjusted EPS, a non - US GAAP measure. (3) 5 - year period ending 2018 and excludes acquisition impacts. Including acquisitions, CAGR is 21%. 2014 2015 2016 2017 2018 Adjusted EPS (2) Dividend Payout Ratio (2) $1.75 $2.47 $2.51 66% 65% 66% 69% 5 - Year Historical Rate Base CAGR 6% 8,800 Employees $8.4B Revenues $1.1B Net Earnings 2018 Key Statistics 6% 2018 Rate Base Growth Strong Rate Base Growth (3)

Consistently Delivering Superior Total Shareholder Returns 7 Note: For the period ending December 31, 2018. 10 - Year 20 - Year 10.5% 7.9% 7.2% 6.6% 7.9% - 8.8% - 7.7% 2.8% Fortis S&P/TSX Composite Index S&P/TSX Capped Utilities Index 12.6% 5 - Year 4.1% 6.1% 1 - Year 12.4%

8 Capital Plan of $17.3B Reaffirmed $17.3B 5 - Year Capital Plan Regulated 99% Non - Regulated 1% Caribbean 3% Canada 42% U.S. 55%

Rate Base to Reach $35.5 Billion in 2023 9 Rate Base (1) $26.1 $27.9 $30.1 $32.0 $33.4 $35.5 (1) US dollar - denominated rate base for 2018 is based on the actual average USD/CAD foreign exchange rate of $1.30 and forecast rate base for 2019 to 2023 is based on $1.28. Holding foreign exchange constant at $1.30, rate base CAGR would be 6.5% for 5 - year CAGR and 7.4% for 3 - year CAGR. Canadian & Caribbean U.S. 2018A 2019F 2020F 2021F 2022F 2023F Billions

73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17 19F 21F 23F 6% guidance generates annual dividend payment of $2.27 in 2023 Actual dividend paid Forecasted dividend payments 45 Years of Dividend Growth 10 (1) Based on an annualized dividend of $1.70 in 2018. (1)

Jocelyn Perry Fortis Inc. – EVP, CFO

$0.32 $0.61 Q4 2017 Q4 2018 $0.58 $0.56 Q4 2017 Q4 2018 12 Strong 2018 Results $2.47 $2.51 2017 2018 Adjusted EPS (1) Reported EPS $2.32 $2.59 2017 2018 (1) Non - US GAAP measure Reported Annual EPS Increased $0.27 to $2.59 Aitken Creek Mark - to - Market Removed From Adjusted Earnings Adjusted Annual EPS up $0.04 despite Tax Reform & ITC ROE

EPS Drivers – Q4 13 $8.4 $9.8 $ 0.58 ($ 0.03 ) ($0.02) $ 0.02 $0.01 $ 0.01 Q4 2017 Adjusted EPS U.S. Tax Reform ITC Independence Adder Corporate U.S. Transmission (ITC) Foreign Exchange Energy Infrastructure Canadian & Caribbean Electric & Gas U.S. Electric & Gas Q4 2018 Adjusted EPS (1) ($0.01) ($0.01) (1) Non - US GAAP measure (1) $0.01 $0.56 U.S. Tax Reform & ITC ROE Impacts Increased ~5% Absent Tax & ROE Impacts

$ 2.47 ($ 0.05 ) $0.05 $0.02 $0.02 Annual 2017 Adjusted EPS U.S. Tax Reform ITC Independence Adder U.S. Transmission (ITC) Energy Infrastructure U.S. Electric & Gas Canadian & Caribbean Electric & Gas Corporate Annual 2018 Adjusted EPS (1) ($0.02) $2.51 EPS Drivers – Annual 2018 14 $8.4 (1) Non - US GAAP measure (1) $0.04 $1.91 ($0.02) U.S. Tax Reform & ITC ROE Impacts Increased ~5% Absent Tax & ROE Impacts

Other (2) 2% $17.3B 5 - Year Capital Plan Regulated Debt 24% Asset Sales 6% 15 Effective Funding Plan For 5 - Year Capital Program $17.3B (1) Cash from operating activities after net dividends and customer contributions. This is a non - US GAAP measure. (2) Includes non - regulated debt and funds from the Corporation’s employee stock purchase plan and stock option plan. DRIP is Only Equity Required to Fund 5 - Year Capital Plan Waneta Expansion Sale Completes Asset Sale Funding Requirement Cash From Operations (1) 68%

Strengthening Our Credit Profile 16 Improving Credit Metrics Over The 5 - Year Plan CFO / Debt Expected to be > 11% in 2019 ATM Program Provides Financial Flexibility Improved Holdco Debt / Total Debt 33% 38% 2018A 2019F 2020F 2021F 2022F 2023F

Regulatory Outlook 17 Recent Decisions: Targeted TEP Rate Case Filing Targeted 2020 - 2024 Multi - Year Rate Plan Filing MISO Independence Incentive Adder Complaint • Adder reduced to 0.25% effective April 20, 2018 • ITC filed a request for rehearing MISO Base ROE Complaints • FERC established new methodology and requested briefs from utilities in first half of 2019 on proposed adoption Upcoming 2019 Proceedings:

18 Why Invest In Fortis? Virtually All Regulated Highly Diversified Strong Growth Profile 6% Dividend Guidance Opportunities Beyond Capital Plan Well - Run Utilities

Expected Upcoming Events 19 Expected Upcoming Earnings Release Dates Q1 – 2019 May 1, 2019 Q2 – 2019 August 2, 2019 Save the Date Investor Day at ITC September 10, 2019

Fourth Quarter 2018 Variance Analysis by Segment ($millions, excluding weighted average shares and EPS) Q4 2018 Adjustments Adjusted Q4 2018 (1) Q4 2017 Adjustments Adjusted Q4 2017 (1) Adjusted Q4 Variance Regulated – Independent Electric Transmission ITC 92 - 92 (1) 91 90 2 Regulated – US Electric & Gas UNS Energy 27 - 27 28 5 33 (6) Central Hudson 24 - 24 22 2 24 - 51 - 51 50 7 57 (6) Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 72 - 72 66 - 66 6 FortisAlberta 22 - 22 29 - 29 (7) FortisBC Electric 13 - 13 13 - 13 - Other Electric (2) 22 - 22 25 - 25 (3) 129 - 129 133 - 133 (4) Non - Regulated Energy Infrastructure 22 (6) 16 25 (14) 11 5 Corporate and Other (33) (14) (47) (73) 27 (46) (1) Net Earnings Attributable to Common Equity Shareholders 261 (20) 241 134 111 245 (4) Weighted Average Shares (# millions) 427.5 427.5 427.5 420.1 420.1 420.1 7.4 EPS $0.61 ($0.05) $0.56 $0.32 $0.26 $0.58 ($0.02) 22 (1) Non - US GAAP measure (2) Comprises Eastern Canadian and Caribbean electric utilities Q4 2018 Results by Segment APPENDIX

Annual 2018 Variance Analysis by Segment ($millions, excluding weighted average shares and EPS) 2018 Adjustments Adjusted 2018 (1) 2017 Adjustments Adjusted 2017 (1) Adjusted Variance Regulated – Independent Electric Transmission ITC 361 - 361 272 91 363 (2) Regulated – US Electric & Gas UNS Energy 293 - 293 270 (6) 264 29 Central Hudson 74 - 74 70 2 72 2 367 - 367 340 (4) 336 31 Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 155 - 155 154 - 154 1 FortisAlberta 120 - 120 120 - 120 - FortisBC Electric 56 - 56 55 - 55 1 Other Electric (2) 105 - 105 98 - 98 7 436 - 436 427 - 427 9 Non - Regulated Energy Infrastructure 72 10 82 94 (26) 68 14 Corporate and Other (136) (44) (180) (170) 3 (167) (13) Net Earnings Attributable to Common Equity Shareholders 1,100 (34) 1,066 963 64 1,027 39 Weighted Average Shares (# millions) 424.7 424.7 424.7 415.5 415.5 415.5 9.2 EPS $2.59 ($0.08) $2.51 $2.32 $0.15 $2.47 ($0.04) 23 (1) Non - US GAAP measure (2) Comprises Eastern Canadian and Caribbean electric utilities Annual 2018 Results by Segment APPENDIX

Adjusted Earnings Reconciliation

APPENDIX

Non-US GAAP Reconciliation						
($millions, excluding weighted average shares and EPS)	Q4 2018	Q4 2017	Variance	2018	2017	Variance
Net Earnings Attributable to Common Equity Shareholders	**261**	**134**	**127**	**1,100**	**963**	**137**
Adjusting Items:						
U.S. Tax Reform[1]	-	146	(146)	-	146	(146)
Unrealized loss (gain) on mark-to-market of derivatives[2]	(6)	(14)	8	10	(26)	36
Consolidated state income tax election[3]	-	-	-	(30)	-	(30)
Assets held for sale[3]	(14)	-	(14)	(14)	-	(14)
Acquisition break fee[4]	-	-	-	-	(24)	24
Unrealized foreign exchange gain[5]	-	(21)	21	-	(21)	21
FERC-ordered transmission refunds[6]	-	-	-	-	(11)	11
Adjusted Net Earnings Attributable to Common Equity Shareholders	**241**	**245**	**(4)**	**1,066**	**1,027**	**39**
Adjusted EPS	**$0.56**	**$0.58**	**$(0.02)**	**$2.51**	**$2.47**	**$0.04**
Weighted Average Shares (# millions)	427.5	420.1	7.4	424.7	415.5	9.2

(1) One-time remeasurement of deferred income tax assets and liabilities resulting from U.S. tax reform (ITC - $91 million, UNS Energy - $5 million, Central Hudson - $2 million, and Corporate and Other - $48 million)
(2) Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, included in the Energy Infrastructure segment
(3) Remeasurement of deferred income tax liabilities, included in the Corporate and Other segment
(4) Related to a terminated acquisition, included in the Corporate and Other segment
(5) One-time foreign exchange gain on an affiliate loan, included in the Corporate and Other segment
(6) Favourable settlement of matters at UNS Energy related to prior period FERC filings

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25 2019 - 2023 Capital Forecast by Segment APPENDIX Capital Forecast (1) ($millions) 2019 2020 2021 2022 2023 2019 - 2023 Total Regulated - Independent Electric Transmission ITC 865 878 951 943 861 4,498 Regulated - US Electric & Gas UNS Energy 1,076 875 624 476 476 3,527 Central Hudson 280 268 276 291 274 1,389 Total Regulated - US Electric & Gas 1,356 1,143 900 767 750 4,916 Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 503 408 430 654 978 2,973 FortisAlberta 414 427 434 449 467 2,191 FortisBC Electric 116 125 101 105 90 537 Other Electric (2) 418 479 415 364 376 2,052 Total Regulated - Canadian & Caribbean Electric & Gas 1,451 1,439 1,380 1,572 1,911 7,753 Energy Infrastructure 28 19 19 18 44 128 Total Capital Forecast 3,700 3,479 3,250 3,300 3,566 17,295 (1) Capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.28. (2) Comprises Eastern Canadian and Caribbean electric utilities

Significant Capital Projects ($millions) 2019 Forecast Total 2019 - 2023 Plan Expected Year of Completion ITC Multi - Value Regional Transmission Projects 88 332 2023 ITC 34.5 kV to 69 kV Transmission Conversion Project 87 348 Post - 2023 UNS Energy Gila River Natural Gas Generating Station Unit 2 211 211 2019 UNS Energy Southline Transmission Project 182 389 2022 UNS Energy New Mexico Wind Project 55 277 2020 FortisBC Lower Mainland Intermediate Pressure System Upgrade 187 252 2020 FortisBC Eagle Mountain Woodfibre Gas Line Project - 350 2023 FortisBC Transmission Integrity Management Capabilities Project - 568 Post - 2023 FortisBC Inland Gas Upgrades Project 14 222 Post - 2023 Wataynikaneyap Transmission Power Project 158 587 2023 Smaller Projects 77% Major Capital Projects 23% Capital Plan By Project Type APPENDIX 26 Major Capital Projects APPENDIX

27 2018 - 2023 Rate Base by Segment APPENDIX Rate Base (1) ($billions) 2018A 2019F 2020F 2021F 2022F 2023F 3 - Year CAGR to 2021 5 - Year CAGR to 2023 Regulated - Independent Electric Transmission ITC 7.8 8.5 9.1 9.7 10.3 10.8 7.7% 6.8% Regulated - US Electric & Gas UNS Energy 4.7 5.3 6.0 6.3 6.4 6.6 10.1% 6.9% Central Hudson 1.6 1.8 2.0 2.2 2.3 2.4 9.5% 8.5% Total Regulated - US Electric & Gas 6.3 7.1 8.0 8.5 8.7 9.0 10.0% 7.3% Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 4.4 4.5 4.7 5.0 5.1 5.9 4.6% 6.0% FortisAlberta 3.4 3.6 3.8 3.9 4.1 4.3 5.5% 5.1% FortisBC Electric 1.3 1.3 1.4 1.4 1.5 1.5 2.8% 2.4% Other Electric (2) 2.9 2.9 3.1 3.5 3.7 4.0 6.5% 6.7% Total Regulated - Canadian & Caribbean Electric & Gas 12.0 12.3 13.0 13.8 14.4 15.7 5.1% 5.5% Total Rate Base Forecast 26.1 27.9 30.1 32.0 33.4 35.5 7.1% 6.3% (1) US dollar - denominated rate base for 2018 is based on the actual average USD/CAD foreign exchange rate of $1.30 and forecast rate base for 2019 to 2023 is based on $1.28. Holding foreign exchange constant at $1.30, rate base CAGR would be 6.5% for 5 - year CAGR and 7.4% for 3 - year CAGR. (2) Comprises Eastern Canadian and Caribbean electric utilities